Exhibit (d-4)

September 13, 2022

The Alger Funds II

100 Pearl Street, 27th Floor

New York, NY 10004

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of each series (each, a “Fund”) of The Alger Funds II (the “Trust”) listed on Schedule A for the expense cap period indicated. FAM will waive its fees and/or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. With regards to Alger Dynamic Opportunities Fund, this expense limitation does not include acquired fund fees and expenses, interest, taxes, brokerage and extraordinary expenses but does include dividend expense on short sales and borrowing costs. With regards to all other Funds included on Schedule A, this expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of each Fund. FAM may, during the two-year period of this Agreement, recoup any fees waived or expenses reimbursed pursuant to this Agreement; however, a Fund will only make repayments to FAM if such repayment does not cause the Fund’s expense ratio, after the repayment is taken into account, to exceed both (i) the expense cap in place at the time such amounts were waived or reimbursed, and (ii) the Fund’s current expense cap. Such recoupment is limited to two years from the date the amount is initially waived or reimbursed.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By: Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger Funds II

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Responsible Investing Fund	Z	October 31	0.95%	February 28, 2023 – February 28, 2025
Alger Dynamic Opportunities Fund	A	October 31	2.00%	February 28, 2023 – February 28, 2025
Alger Dynamic Opportunities Fund	C	October 31	2.75%	February 28, 2023 – February 28, 2025
Alger Dynamic Opportunities Fund	Z	October 31	1.75%	February 28, 2023 – February 28, 2025
Alger Emerging Markets Fund	A	October 31	1.55%	February 28, 2023 – February 28, 2025
Alger Emerging Markets Fund	C	October 31	2.30%	February 28, 2023 – February 28, 2025
Alger Emerging Markets Fund	I	October 31	1.45%	February 28, 2023 – February 28, 2025
Alger Emerging Markets Fund	Z	October 31	0.99%	February 28, 2023 – February 28, 2025
Alger Spectra Fund	Y	October 31	0.79%	February 28, 2023 – February 28, 2025
Alger Spectra Fund	Z	October 31	0.99%	February 28, 2023 – February 28, 2025

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